SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)*

Spree Acquisition Corp. 1 Limited (Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G83745 102**

(CUSIP Number)

Eran (Rani) Plaut

Director and Chief Executive Officer

94 Yigal Alon, Building B, 31st floor,

Tel Aviv, 6789139, Israel

Telephone: +972-50-731-0810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021***

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This is the CUSIP number for the Issuer’s Class A ordinary shares, $0.0001 par value per share (“Class A ordinary shares”). While the number of Class A ordinary shares reported in this Schedule 13D includes Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the Issuer’s Class B ordinary shares, $0.0001 par value per share (“Class B ordinary shares”), the Class B ordinary shares are not registered under the Exchange Act and do not have a CUSIP.

*** This Schedule 13D is required due to the acquisition of Class A ordinary shares by the reporting persons listed herein on December 20, 2021, but the beneficial ownership reported herein has been updated to reflect the current beneficial ownership of the reporting persons as of the date of filing of this Schedule 13D.

CUSIP No. G83745 102	Page 2 of 14 Pages

1	Names of Reporting Persons Spree Operandi U.S. LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,945,715 (1) (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,945,715 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,715 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 945,715 Class A ordinary shares, and (ii) 5,000,000 additional Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares, all of which are held by the Reporting Person. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by the Issuer. Excludes 472,858 Class A ordinary shares underlying warrants held by the Reporting Person, which are not exercisable as of, or within 60 days of, the date of this Schedule 13D.

(2)	Only the 5,000,000 Class B ordinary shares (for which the underlying 5,000,000 Class A ordinary shares are included in the Reporting Person’s beneficial ownership) have the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(3)	The percentage beneficial ownership is based upon 20,945,715 Class A ordinary shares outstanding, as well as an additional 5,000,000 Class A ordinary shares underlying an equal number of Class B ordinary shares held by the Reporting Person, as of March 31, 2022, as detailed in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022.

CUSIP No. G83745 102	Page 3 of 14 Pages

1	Names of Reporting Persons Spree Operandi, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,945,715 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,945,715 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,715 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 945,715 Class A ordinary shares, and (ii) 5,000,000 additional Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares, all of which are held by Spree Operandi U.S. LP, the Reporting Person’s wholly-owned subsidiary. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by the Issuer. Excludes 472,858 Class A ordinary shares underlying warrants held by Spree Operandi U.S. LP, which are not exercisable as of, or within 60 days of, the date of this Schedule 13D.

(2)	Only the 5,000,000 Class B ordinary shares (for which the underlying 5,000,000 Class A ordinary shares are included in the Reporting Person’s beneficial ownership) have the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(3)	The percentage beneficial ownership is based upon 20,945,715 Class A ordinary shares outstanding, as well as an additional 5,000,000 Class A ordinary shares underlying an equal number of Class B ordinary shares held by Spree Operandi U.S. LP, as of March 31, 2022, as detailed in the Issuer’s annual report on Form 10-K filed with the SEC on March 31, 2022.

CUSIP NO. G83745 102	Page 4 of 14 Pages

1	Names of Reporting Persons Spree Operandi GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to ItemS 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,945,715 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,945,715 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,715 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 945,715 Class A ordinary shares, and (ii) 5,000,000 additional Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares, all of which are held by Spree Operandi U.S. LP. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by the Issuer. Excludes 472,858 Class A ordinary shares underlying warrants held by Spree Operandi U.S. LP, which are not exercisable as of, or within 60 days of, the date of this Schedule 13D.

(2)	Only the 5,000,000 Class B ordinary shares (for which the underlying 5,000,000 Class A ordinary shares are included in the Reporting Person’s beneficial ownership) have the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(3)	The percentage beneficial ownership is based upon 20,945,715 Class A ordinary shares outstanding, as well as an additional 5,000,000 Class A ordinary shares underlying an equal number of Class B ordinary shares held by Spree Operandi U.S. LP, as of March 31, 2022, as detailed in the Issuer’s annual report on Form 10-K filed with the SEC on March 31, 2022.

CUSIP NO. G83745 102	Page 5 of 14 Pages

1	Names of Reporting Persons Eran (Rani) Plaut
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to ItemS 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,945,715 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,945,715 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,715 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 945,715 Class A ordinary shares, and (ii) 5,000,000 additional Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares, all of which are held by Spree Operandi U.S. LP. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by the Issuer. Excludes 472,858 Class A ordinary shares underlying warrants held by Spree Operandi U.S. LP, which are not exercisable as of, or within 60 days of, the date of this Schedule 13D.

(2)	Only the 5,000,000 Class B ordinary shares (for which the underlying 5,000,000 Class A ordinary shares are included in the Reporting Person’s beneficial ownership) have the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(3)	The percentage beneficial ownership is based upon 20,945,715 Class A ordinary shares outstanding, as well as an additional 5,000,000 Class A ordinary shares underlying an equal number of Class B ordinary shares held by Spree Operandi U.S. LP, as of March 31, 2022, as detailed in the Issuer’s annual report on Form 10-K filed with the SEC on March 31, 2022.

CUSIP NO. G83745110	Page 6 of 14 Pages

1	Names of Reporting Persons Shay Kronfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to ItemS 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,945,715 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,945,715 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,945,715 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of (i) 945,715 Class A ordinary shares, and (ii) 5,000,000 additional Class A ordinary shares issuable upon conversion of an equal number of Class B ordinary shares, all of which are held by Spree Operandi U.S. LP. The foregoing conversion will occur automatically on the first business day following consummation of a business combination by the Issuer. Excludes 472,858 Class A ordinary shares underlying warrants held by Spree Operandi U.S. LP, which are not exercisable as of, or within 60 days of, the date of this Schedule 13D.

(2)	Only the 5,000,000 Class B ordinary shares (for which the underlying 5,000,000 Class A ordinary shares are included in the Reporting Person’s beneficial ownership) have the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(3)	The percentage beneficial ownership is based upon 20,945,715 Class A ordinary shares outstanding, as well as an additional 5,000,000 Class A ordinary shares underlying an equal number of Class B ordinary shares held by Spree Operandi U.S. LP, as of March 31, 2022, as detailed in the Issuer’s annual report on Form 10-K filed with the SEC on March 31, 2022.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A ordinary shares”) of Spree Acquisition Corp. 1 Limited (the “Issuer”). The principal executive office of the Issuer is located at 94 Yigal Alon, Building B, 31st floor, Tel Aviv, 6789139, Israel.

Item 2. Identity and Background.

This Statement is being filed by each of: (i) Spree Operandi, LP, a Cayman Islands exempted limited partnership (the sponsor of the Issuer, or the “Sponsor”); (ii) Spree Operandi U.S. LP, a Delaware limited partnership (“US Sponsor”), which is a wholly-owned subsidiary of the Sponsor; (iii) Spree Operandi GP Limited, a Cayman Islands exempted company (“Spree GP”), which serves as the sole general partner of the Sponsor (collectively, the entities described in clauses (i) through (iii), the “Reporting Entities”); (iv) Mr. Eran (Rani) Plaut, who owns half of the outstanding shares of Spree GP; and (v) Mr. Shay Kronfeld, who (through a majority-owned entity, Pureplay Investment LP) indirectly owns the other half of the outstanding shares of Spree GP (Messrs. Plaut and Kronfeld are referred to collectively as the “Reporting Individuals,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

US Sponsor directly holds the Class A ordinary shares reported in this Statement. The Sponsor owns all of the outstanding partnership interests of the US Sponsor, and Spree GP serves as the sole general partner of Sponsor, and these two entities therefore possess shared voting and investment authority with respect to the Class A Ordinary Shares held by US Sponsor. Each of Mr. Eran Plaut and Mr. Shay Kronfeld (through a majority-owned company, Pureplay Investment LP) owns one-half of the outstanding shares of Spree GP, which provides them shared voting and investment authority with respect to the Class A ordinary shares held by US Sponsor.

The following identity and background information is presented with respect to the Reporting Entities:

(a) State of Organization: Sponsor– Cayman Islands; US Sponsor– Delaware; Spree GP– Cayman Islands; Pureplay Investment LP– Delaware.

(b) Principal Business: The principal business of Sponsor (including US Sponsor) is to act as the Issuer’s sponsor in connection with the IPO (as defined in Item 4 below) and potential business combination of the Issuer. Spree GP is the sole general partner, and makes investment decisions on behalf, of the Sponsor.

(c) Address of Principal Business and Principal Office: For each Reporting Entity: c/o Spree Acquisition Corp. 1 Limited, 94 Yigal Alon, Building B, 31st floor, Tel Aviv, 6789139, Israel.

(d) Criminal Proceedings: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of the Reporting Individuals:

(b) Business Address: c/o Spree Acquisition Corp. 1 Limited, 94 Yigal Alon, Building B, 31st floor, Tel Aviv, 6789139, Israel

(c) Present Principal Occupation:

Shay Kronfeld: Manager of Pureplay Holdings, which handles all matters related to SPACs, including formation, project management for venture capital/private equity firms involved in SPACs, and advice to target companies on their potential mergers with SPACs.

Eran (Rani) Plaut: Co-founder and CEO of Polarity (developer of an electric VTOL aircraft); and executive chairman of Moodify (software tools for neuroscience-based materials used in driver monitoring systems).

(d) Criminal Proceedings: During the last five years, neither Reporting Individual has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, neither Reporting Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel (with respect to each Reporting Individual)

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons (via US Sponsor) paid: (i) $9,457,150 in purchasing 945,715 units of the Issuer, consisting of 945,715 Class A ordinary shares and warrants to purchase an additional 472,858 Class A ordinary shares (which are not exercisable as of, or within 60 days of, the date of this Schedule 13D); and (ii) $25,000 for 5,750,000 Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B ordinary shares”), which are convertible on a one-for-one basis into Class A ordinary shares. Of those Class B ordinary shares, 718,750 shares and 31,250 shares were surrendered for no consideration in November 2021 and January 2022, respectively, resulting in 5,000,000 Class B ordinary shares held by US Sponsor as of the date of this Schedule 13D. In each case, the source of the funds for purchases by the US Sponsor was the working capital of Sponsor.

Item 4. Purpose of Transaction.

Acquisition of Class B Ordinary/Founder Shares

The Reporting Persons (via US Sponsor) initially acquired (prior to the IPO described below) and currently hold (following the surrenders described in Item 3 above) 5,000,000 Class B ordinary shares, which will convert on a one-for-one basis into Class A ordinary shares upon the closing of an initial business combination by the Issuer. Only the Class B ordinary shares (and not Class A ordinary shares) have the right to vote on the appointment of directors prior to such an initial business combination. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share

IPO and Private Placement

On December 15, 2021, the Issuer priced, and on December 20, 2021, the Issuer consummated, its initial public offering (the “IPO”). Pursuant to the IPO, the Issuer sold an aggregate of 20,000,000 units (“Units”), consisting of 17,500,000 Units that served as the base offering amount, and an additional 2,500,000 Units for which the underwriters for the IPO exercised an over-allotment option (out of a total of 2,625,000 Units for which the underwriters had been granted an over-allotment option for 45 days following the pricing of the IPO).

Each Unit consists of one Class A ordinary share and one-half of a redeemable warrant of the Issuer (“Warrants”). Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per unit, generating $200,000,000 of gross proceeds to the Issuer.

Substantially concurrently with the closing of the IPO, the Reporting Persons (via US Sponsor) completed the private purchase of an aggregate of 945,715 Units (the “Private Placement Units”) from the Issuer. The purchase price per Private Placement Unit was $10.00, generating $9,457,150 of aggregate gross proceeds to the Issuer. The Warrants contained in the Private Placement Units are identical to the warrants included in the Units sold in the IPO except that, for so long as they are held by the Sponsor or its affiliates: (1) they will not be redeemable by the Issuer; (2) they may not (including the Class A ordinary shares issuable upon exercise of those warrants), subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the Issuer’s initial business combination; and (3) they (including the Class A ordinary shares issuable upon exercise of these Warrants) are entitled to registration rights.

The foregoing description of the Private Placement Units and the related terms of the Private Units Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor, the Issuer’s officers and directors, and the Issuer have entered into a letter agreement (the “Letter Agreement”) pursuant to which the Sponsor and the officers and directors have agreed to waive their redemption rights with respect to the Class B ordinary shares held by US Sponsor and any Class A ordinary shares sold publicly in the IPO that may be acquired by them in connection with the completion of the Issuer’s initial business combination. Permitted transferees of shares held by the US Sponsor, and the Issuer’s officers or directors (if they acquire any shares of the Issuer) are subject to the same obligations.

Lock-up

The Class B ordinary shares and Private Placement Units, and any Class A ordinary shares issuable upon exercise of the private Warrants that are part of the Private Placement Units, are subject to transfer restrictions pursuant to lock-up provisions, as detailed in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable:

(i) in the case of the Class B ordinary shares, until the earlier of (A) one year after the completion of an initial business combination or (B) at least 150 days subsequent to an initial business combination, if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period;

(All Class B ordinary shares will also be released from lock-up, if sooner than the above, on the date on which the Issuer consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after its initial business combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.)

(ii) in the case of the Private Placement Units, including the Class A ordinary shares and private Warrants contained therein, and the Class A Ordinary Shares underlying such Warrants, until 30 days after the completion of the Issuer’s initial business combination.

The above-described transfer restrictions are subject to an exception, in each case, for transfers (a) to the Issuer’s officers or directors, any affiliates or family members of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of a business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of the Issuer’s liquidation prior to the Issuer’s completion of its initial business combination; (g) by virtue of the laws of the Cayman Islands or Sponsor’s exempted limited partnership agreement, as amended, upon liquidation of the Sponsor; or (h) in the event of the Issuer’s completion of a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to the completion of the Issuer’s initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described in the prospectus for the IPO).

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

The holders of the Class B ordinary shares, Private Placement Units and Warrants that may be issued on conversion of working capital loans to the Issuer (and any Class A ordinary shares included in the Private Placement Units or issuable upon the exercise of the Warrants included in the Private Placement Units or Warrants issuable upon conversion of working capital loans to the Issuer or upon conversion of the Class B ordinary shares) are entitled to registration rights pursuant to a registration rights agreement signed in connection with the IPO (the “Registration Rights Agreement”), which agreement requires the Issuer to register the resale of such securities. The holders of these securities are entitled to make up to two demands, excluding short form registration demands, that the Issuer register such resales. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial business combination and rights to require the Issuer to register the resale of such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives serving on the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. There can be no assurance, however, that the Reporting Persons will propose such a transaction or that any such transaction would be successfully implemented.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), and (c) through (j), of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons, as previously referred to above, the Reporting Persons have each agreed (A) to vote the Class B ordinary shares in favor of any proposed business combination, (B) not to convert any Class B ordinary shares for cash in connection with a shareholder vote to approve a proposed initial business combination, (C) that the Class B ordinary shares will not participate in any liquidating distribution from the Issuer’s trust account upon winding up if a business combination is not consummated, (D) not propose any amendment to the Issuer’s amended and restated memorandum and articles of association that would (i) modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem the Issuer’s public shares if we do not complete the Issuer’s initial business combination within 15 months from the closing of this offering or during any extension period or (ii) modify the other provisions relating to shareholders’ rights or pre-business combination activity, unless public shareholders are provided with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price by the Issuer, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares; and (E) not to transfer, assign or sell any of their Class B ordinary shares or Private Placement Units, and to maintain their Class B ordinary shares in escrow, until the earlier to occur of: (i) the one year anniversary of the date of the consummation of the Issuer’s initial business combination; and (ii) the date on which the closing price of the Issuer’s Class A ordinary shares equals or exceeds $12.00 per ordinary share (as adjusted for share sub-divisions, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after an initial business combination (all Class B ordinary shares will also be released from escrow and lock-up, if sooner than the above, on the date on which a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction is consummated after an initial business combination that results in all of shareholders having the right to exchange their ordinary shares for cash, securities or other property). The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made based upon 25,945,715 Class A ordinary shares, consisting of: 20,000,000 Class A ordinary shares issued in the IPO that are currently outstanding; 945,715 Class A Ordinary Shares included in the Private Placement Units sold to US Sponsor in the private offering, which are currently outstanding; and 5,000,000 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of the 5,000,000 Class B ordinary shares held by US Sponsor, as detailed in the Company’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on December 17, 2021, and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2021, after giving effect to the completion of the offering, the private placement, and the partial exercise of the underwriters’ over-allotment option, all as described therein.

(a)-(b) The aggregate number and percentage of Class A Ordinary Shares beneficially owned by the Reporting Persons are as follows:

I.	US Sponsor

(a)	Amount beneficially owned: 5,945,715 (1)(2)
(b)	Percent of class: 22.9%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,945,715 (1) (2)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 5,945,715 (1) (2)
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Sponsor

(a)	Amount beneficially owned: 5,945,715 (1) (2)
(b)	Percent of class: 22.9%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,945,715 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 5,945,715 (1) (2)

III.	Spree GP

(a)	Amount beneficially owned: 5,945,715 (1) (2)
(b)	Percent of class: 22.9%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,945,715 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 5,945,715 (1) (2)

IV.	Eran (Rani) Plaut

(a)	Amount beneficially owned: 5,945,715 (1) (2)
(b)	Percent of class: 22.9%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,945,715 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 5,945,715 (1) (2)

V.	Shay Kronfeld

(a)	Amount beneficially owned: 5,945,715 (1) (2)
(b)	Percent of class: 22.9%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,945,715 (1) (2)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 5,945,715 (1) (2)

(1)	US Sponsor directly holds the subject shares. The Sponsor owns all of the outstanding partnership interests of the US Sponsor, and Spree GP serves as the sole general partner of Sponsor, and these two entities therefore possess shared voting and investment authority with respect to the shares beneficially owned by US Sponsor. Each of Mr. Eran Plaut and Mr. Shay Kronfeld (through a majority-owned company, Pureplay Investment LP) owns one-half of the outstanding shares of Spree GP, which provides them with shared voting and investment authority with respect to the shares beneficially owned by US Sponsor.

(2)	This Statement relates to the Class A ordinary shares, which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While the Class B ordinary shares are not registered under the Exchange Act, this Statement treats the Class B ordinary shares as part of one class together with the Class A ordinary shares, because Class B ordinary shares (i) generally possess the same rights as the Class A ordinary shares (except that Class B ordinary shares are entitled to vote for directors, whereas Class A ordinary shares are not) and (ii) generally automatically convert into Class A ordinary shares on a one-for-one basis upon a business combination of the Issuer. Therefore, the amount of Class A ordinary shares beneficially owned includes both (i) Class A ordinary shares (945,715) and (ii) Class A ordinary shares underlying an equal number of Class B ordinary shares (5,000,000), which are in each case held by US Sponsor. The amount beneficially owned in each case excludes 472,858 additional Class A ordinary shares underlying warrants held by US Sponsor, which are not exercisable as of, or within 60 days of, the date of this Statement.

(c) None of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days, although please see Items 3 and 4 above for a description of the transactions entered into by the Reporting Persons that triggered the requirement to file this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Units Purchase Agreement, Letter Agreement, and Registration Rights Agreement, which are incorporated by reference herein. A copy of each of these agreements is filed as an exhibit to this Statement, and each is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 2 -- Letter Agreement, dated December 15, 2021, among the Issuer, its officers and directors, and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 21, 2021).

Exhibit 3 -- Registration Rights Agreement, dated December 15, 2021, among the Issuer, the Sponsor and any other security holders who may become party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 21, 2021).

Exhibit 4 -- Private Units Purchase Agreement, dated December 15, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 21, 2021).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2022

Spree Operandi U.S. LP

By: Spree Operandi, LP

	By:	Spree Operandi GP Limited, its sole General Partner
	By:	/s/ Shay Kronfeld
	Name:	Shay Kronfeld
	Title:	Director

Spree Operandi, LP

	By:	Spree Operandi GP Limited, its sole General Partner
	By:	/s/ Shay Kronfeld
	Name:	Shay Kronfeld
	Title:	Director

Spree Operandi GP Limited

By:	/s/ Eran (Rani) Plaut
Name:	Eran (Rani) Plaut
Title:	Director

/s/ Eran (Rani) Plaut
Eran (Rani) Plaut

/s/ Shay Kronfeld
SHAY KRONFELD